UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 1-12001

THE 401(K) PLAN
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
The 401(k) Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

The 401(k) Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 22, 2007
Pittsburgh, Pennsylvania

The 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Investments at fair value:

Interest in registered investment companies	$88,959,173	$75,272,581
Interest in Allegheny Master Trust	83,711,594	70,206,046
Corporate common stocks	38,265,185	17,750,365
Participant loans	8,937,587	7,198,343
Interest in common collective trusts	276,934	39,548
Interest-bearing cash	6,770	—
Overdraft	(2,764)	—

Total investments fair value	220,154,479	170,466,883

Contribution receivable	—	13,145
Other payables, net	(180,621)	(20,183)

Net assets available for benefits at fair value	219,973,858	170,459,845
Adjustment from fair value to contract value for fully benefit responsive investment contracts	572,611	366,865

Net assets available for benefits	$220,546,469	$170,826,710

See accompanying notes.

The 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005

Contributions:
Employer	$5,712,993	$4,565,593
Employee	14,493,408	11,692,024

Total contributions	20,206,401	16,257,617

Investment income:
Net unrealized/realized gain on corporate common stocks	27,241,550	7,757,778
Net gain from interest in registered investment companies	7,937,943	6,194,765
Net gain from interest in Allegheny Master Trust	7,197,627	3,225,966
Interest income	550,565	384,179
Dividend income	208,311	145,966
Net gain from interest in common collective trusts	16,432	3,397
Other (expense) income	877	(28,726)

Total investment income	43,153,305	17,683,325

	63,359,706	33,940,942

Distributions to participants	(13,591,061)	(11,689,339)
Plan transfers, net	—	516,717
Administrative expenses and other, net	(48,886)	(39,830)

	(13,639,947)	(11,212,452)

Net increase in net assets available for benefits	49,719,759	22,728,490
Net assets available for benefits at beginning of year	170,826,710	148,098,220

Net assets available for benefits at end of year	$220,546,469	$170,826,710

See accompanying notes.

The 401(k) Plan
Notes to Financial Statements
December 31, 2006
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits or the total of net assets available for benefits for any period presented.
Investment Valuation and Income recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Share of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

The 401(k) Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
Investments in bank and insurance company guaranteed investment contracts (“GICs”) and in synthetic investment contracts (“SICs”) are stated at contract value which is equal to principal balance plus accrued interest, because they are fully benefit-responsive. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs was estimated by discounting the weighted average cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2006 and 2005. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Qualifying employee contributions are partially matched by the respective employing companies which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), up to the lesser of a maximum of $1,000 annually for each participant, or 50% of participants’ deferrals up to a maximum of 3.5% of total eligible wages (except for Allvac and Wah Chang). For the Allvac and Wah Chang operations, in 2002, the $1,000 maximum limit on matching contributions was removed. For hourly employees of the Casting Service operation, starting with the first hour worked after December 26, 2004, the employing company matches 100% of the employee contributions up to 3.5% of total eligible wages. In addition, for certain Metalworking Products union employees annual flat dollar contributions will be paid into the Plan at the end of each year provided the following criteria are met: the employee must have contributed a minimum of 2% of their total earnings for the year into the Plan; the employee must have completed a minimum of 1,000 hours during the calendar year; and the employee must be an active, nonunion employee as of December 31st of that year. The exceptions to this rule for certain Metalworking Products union employees are that 1.) employees who retire during the calendar year will remain eligible for this contribution, so long as they meet the 1,000-hour rule; such retirees will receive a prorated contribution, based on the number of months they worked in the year; however, an employee who terminates (not retires) prior to December 31st

The 401(k) Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
will not be eligible for this flat dollar contribution, regardless of the number of hours worked, and 2.) hourly bargained employees at the Casting Service operation receive the annual flat dollar contributions notwithstanding the above conditions. For certain union employees of Portland Forge, the matching rate is at 100% but is limited to a maximum matching contribution of $1,000 and the Company will also make contributions of $0.25 per hour worked effective July 1, 2005.
The flat dollar contribution amounts are based on the employee’s years of service, as follows:

Years	Amount of Contribution

0 to 4	$100
5 to 9	500
10 to 14	600
15 to 19	700
20 to 24	800
25 to 29	1,000
30 to 34	1,500
35 or more	2,000
The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the Standish Mellon Fixed Income Fund. Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account balance.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005:

	December 31
	2006		2005

T. Rowe Price Structured Research Common Trust Fund (contract value)	$41,540,492		$37,721,202
Standish Mellon Fixed Income Fund (contract value)	40,802,429		31,104,087
Allegheny Technologies Incorporated common stock	38,265,185		17,750,365
Oakmark Balanced Fund	27,551,951		24,566,855
Prudential Jennison Growth Fund, Class A Shares	10,838,836	*	11,184,018

*	Presented for comparison purposes only; does not represent investment that is 5% or more of the Plan’s net assets.
Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts; the T. Rowe Price Structured Research Common Trust Fund (formerly the ATI Disciplined Stock Fund), the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”). In May, 2005, Dreyfus was terminated as the manager of the ATI Disciplined Stock Fund and T. Rowe Price Associates, Inc. (“T. Rowe Price”) was appointed. At that time all holdings in the institutional investment account managed by Dreyfus were moved to the institutional investment account managed by T. Rowe Price. T. Rowe Price administered the transition of the holdings by transferring securities in kind to the T. Rowe Price Structured Research Common Trust Fund. Trust investments formerly in the ATI Disciplined Stock Fund are reported as T. Rowe Price Structured Research Common Trust Fund investments for all periods presented.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Mellon Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund was as follows:

	2006	2005

T. Rowe Price Structured Research Common Trust Fund	57.55%	56.92%
Standish Mellon Fixed Income Fund	17.24	14.62
Alliance Capital Growth Pool	5.66	4.39
Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the net assets of the Standish Mellon Fixed Income Fund at December 31, 2006 and 2005 was as follows:

	2006	2005

Guaranteed investment contracts:
GE Life and Annuity	$—	$5,453,333
Hartford Life Insurance Company	—	3,978,336
John Hancock Life Insurance Company	—	3,022,363
Monumental Life Insurance Company	—	1,020,997
New York Life Insurance Company	895,330	4,703,449
Ohio National Life	—	2,005,322
Principal Life	1,368,618	1,307,756
Pruco Pace Credit Enhanced	—	3,716,096
Security Life of Denver	—	1,517,224
United of Omaha	—	1,422,965

	2,263,948	28,147,841

Synthetic guaranteed investment contracts:
Bank of America	28,662,260	33,323,362
IXIS Financial Products, Inc.	4,030,074	—
MDA Monumental BGI Wrap	—	43,967,438
Monumental Life	60,286,128	—
Rabobank	53,011,207	41,435,067
State Street Bank	21,292,911	15,290,983
Union Bank of Switzerland	39,206,620	35,642,109

	206,489,200	169,658,959

Interest in common collective trusts	24,622,702	12,443,974

Total net assets at fair value	233,375,850	210,250,774
Wrap contracts at fair value	(49,959)	(22,731)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	3,381,661	2,543,062

Total net assets	$236,707,552	$212,771,105

The Standish Mellon Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2006 and 2005, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 4.30% to 5.34% and 4.15% to 7.08%, respectively.
Average yields for all fully-benefit responsive investment contracts for the years ended December 31, 2006 and 2005 were as follows:

	Year ended December 31
	2006	2005

Average yields:
Based on actual earnings	4.75%	4.56%
Based on interest rate credited to participants	4.64%	4.44%
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 and 2005 was as follows:

	2006	2005

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972	$39,779,750
Operating payables	(10,572)	(11,734)

Total net assets	$34,325,400	$39,768,016

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 and 2005 was as follows:

	2006	2005

Interest in common collective trusts	$72,210,981	$66,391,950
Payables	(34,228)	(126,421)

Total net assets	$72,176,753	$66,265,529

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the changes in net assets of the Allegheny Master Trust is as follows:

	Standish Mellon				T. Rowe Price Structured Research
	Fixed Income Fund		Alliance Capital Growth Pool		Common Trust Fund
	Years Ended December 31
	2006	2005	2006	2005	2006		2005

Investment income (loss):
Interest income	$9,196,721	$9,077,315	$—	$—	$		$—
Net realized/unrealized gain (loss) on corporate common stocks	6,246	(543)	—	(1)		11,900	(1,585,846)
Dividends	—	—	—	—		—	427,913
Net loss, registered investment companies	—	(7,739)	—	—		—	—
Net gain (loss), pooled separate accounts	—	—	(283,791)	4,438,949		—	—
Net gain, common collective trusts	851,445	443,616	—	—		10,226,870	4,781,495
Administrative expenses	(242,636)	(254,334)	(98,140)	(129,310)		(403,225)	(461,975)
Transfers	14,124,671	4,681,472	(5,060,685)	(2,665,712)		(3,924,321)	(10,910,725)

Net increase (decrease)	23,936,447	13,939,787	(5,442,616)	1,643,926		5,911,224	(7,749,138)
Total net assets at beginning of year	212,771,105	198,831,318	39,768,016	38,124,090		66,265,529	74,014,667

Total net assets at end of year	$236,707,552	$212,771,105	$34,325,400	$39,768,016		$72,176,753	$66,265,529

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

The 401(k) Plan
Notes to Financial Statements (continued)
5. Parties-in-Interest
Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. The Boston Company is the manager of the Short Term Investment Fund. Dreyfus Corporation, Dreyfus Service Corporation and the Boston Company are wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. T. Rowe Price Associates, Inc. is the manager of the T. Rowe Price Structured Research Common Trust Fund. Therefore, transactions with these entities qualify as party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$220,546,469	$170,826,710
Deemed distribution of benefits to participants	(33,234)	(30,869)

Net assets available for benefits per the Form 5500	$220,513,235	$170,795,841

The 401(k) Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:

Benefits paid to participants per the financial statements	$13,591,061
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2006	33,234
Less: 2005 deemed distributions per Form 5500 recorded in financial statements as a distribution in 2006	(30,869)

Benefits paid to participants per the Form 5500	$13,593,426

The 401(k) Plan
EIN: 25-1792394 Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2006

Description	Units/Shares	Current Value
Registered Investment Companies:
Dreyfus Bond Market Index Fund*	775,392.9360	7,746,175
Prudential Jennison Growth Fund, Class A Shares	659,296.6120	10,838,836
Dreyfus Emerging Leaders Fund*	105,337.7750	3,658,381
Allianz NFJ Funds	149,326.7000	4,666,459
Morgan Stanley Small Co Growth Funds	212,541.7270	2,829,143
MFS Value Fund	117,071.3810	3,134,001
Artisan Funds	175,506.9680	5,345,942
Dreyfus Appreciation Fund*	32,292.4540	1,414,087
Dreyfus Premier International Fund*	515,512.5020	10,083,425
Hartford Midcap Fund	200,016.0060	5,398,432
Lord, Abbett Midcap Fund	203,858.5470	4,566,431
Oakmark Balanced Fund	1,064,603.9940	27,551,951

		87,233,263

Self-directed accounts:
CGM Tr Realty Fund	969.9320	26,247
Dreyfus Premier Emerging Mkts Fd – C1.A*	183.7880	3,876
Dreyfus 100% US Treasury MM Funds*	83,560.7800	83,561
Dreyfus Midcap Value Fund*	51.9110	1,665
Dreyfus Technology Growth Fund	110.1310	2,728
Fidelity Concord Str Spartan Intl Index Fund	686.5090	30,303
Oakmark International Fund	83.2280	2,118
Longleaf Partners Fubd – International Fund	690.9200	13,065
Longleaf Partners Fund	1,132.7360	39,487
PIMCO Funds Pacific Inv Mgmt. Total Return	127,197.9550	1,320,315
T. Rowe Price Health Sciences Fund	896.2620	23,419
T. Rowe Price Intl Funds	1,133.2340	16,103
Profunds Energy Ultrasector Profund	271.7640	11,311
Profunds Precious Metals Ultra Sector Profund	357.1280	14,575
Profunds Pharmaceutical Ultrasector Profunds	979.6440	10,061
Profunds Biotechnology Ultrasector Profund	179.3720	9,631
Ryder Ser Tr Dynamic Velocity 100 Fd	8.1900	189
Vanguard Specialized Portfolio – Health Care	292.6820	42,615
Vanguard Primecap Fund	622.9630	42,953
Vanguard Windsor II Portfolio Fund	260.0680	9,037
Third Ave formerly Third Avenue Real Estate Fd	635.7310	22,022
Wells Fargo Advantage Specialized Technology Fund	109.2440	629

Total self-directed accounts		1,725,910

Total registered investment companies		$88,959,173

Corporate Common Stocks:
Allegheny Technologies Incorporated common stock*	421,980.4310	$38,265,185

Participant loans* (8.25% to 9.25%, with maturities through 2022)	8,937,587.4600	$8,937,587

Common Collective Trusts:
The Boston Company Short Term Investment Fund*	276,934.2300	$276,934

Interest bearing cash		$6,770

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
THE 401(K) PLAN

	By:	/s/ Richard J. Harshman

Date: June 22, 2007		Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)